Filed Pursuant to Rule 433
Registration No. 333-134553

Final Terms and Conditions, August 23, 2007	Telephone: +1 212 528 1009

Lehman Brothers Gold/Silver Pyramid Notes
Non-Principal Protected

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA–)

Issue Size:	$10,000,000

CUSIP:	52517P5B3

Trade Date:	August 22, 2007

Issue Date:	August 30, 2007

Valuation Date:

December 3, 2007, or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event with respect to a Component Commodity, the Valuation Date for the affected Component Commodity may be postponed (as described in “Disruption Events” below).

Maturity Date:	December 10, 2007, or if such date is not a Business Day, the immediately succeeding Business Day.

Component Commodities:	Gold and silver

Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note multiplied by

102.5% – Discount Factor

The principal amount of your notes is not protected if held to maturity, and you may lose a substantial part of your investment. If the Discount Factor is greater than 2.5%, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested. You may lose up to $1,500 per $10,000 note.

Discount Factor:	A percentage equal to the greater of (a) 0.00%; (b) the Gold Discount Factor (if any); and (c) the Silver Discount Factor (if any).

Gold Discount Factor:	If the Final Gold Price is greater than the Gold Upper Boundary:

If the Final Gold Price is less than the Gold Lower Boundary:

provided that the Gold Discount Factor shall not exceed a maximum of 17.50%.

Silver Discount Factor:	If the Final Silver Price is greater than the Silver Upper Boundary:

If the Final Silver Price is less than the Silver Lower Boundary:

provided that the Silver Discount Factor shall not exceed a maximum of 17.50%

Gold Upper Boundary:	$730.00

Gold Lower Boundary:	$500.00

Silver Upper Boundary:	1500.00 U.S. cents

Silver Lower Boundary:	950.00 U.S. cents

Gold Strike:	$659.50 (the Gold Price on the Trade Date)

Silver Strike:	1168 U.S. cents (the Silver Price on the Trade Date)

Final Gold Price:	The Gold Price on the Valuation Date.

Final Silver Price:	The Silver Price on the Valuation Date.

Gold Price:

The official afternoon fixing price, stated in U.S. dollars per fine troy ounce, as calculated and quoted by the London Bullion Market Association (the “LBMA”) (subject to the occurrence of a Disruption Event).

Silver Price:	The daily fixing price, stated in U.S. cents per troy ounce, as calculated and quoted by the LBMA (subject to the occurrence of a Disruption Event).

Disruption Events:	If a Disruption Event relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•        for each Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Gold Price or the Final Silver Price, as applicable, for that Component Commodity on the scheduled Valuation Date, and

•        for each Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Gold Price or the Final Silver Price, as applicable, on the immediately succeeding Valuation Business Day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) that third Valuation Business Day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Gold Price or the Final Silver Price, as applicable, for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Gold Price or the Silver Price, as applicable, for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means any of the following events, as determined in good faith by the Calculation Agent:

(A) the suspension of or material limitation on trading in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Market;

(B)                 either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Market, or (ii) the disappearance of, or of trading in, the Component Commodity; or

(C) the failure of the LBMA to calculate or publish the official fixing price of the Component Commodity for that day (or the information necessary for determining the official fixing prices).

For the purpose of determining whether a Disruption Event has occurred:

(1)                    a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular trading hours of the Relevant Market; and

(2)                    a suspension of or material limitation on trading in the Relevant Market will not include any time when trading is not conducted or prices are not quoted by the LBMA in the Relevant Market under ordinary circumstances.

Relevant Market:

For each Component Commodity, the market in London on which members of the LBMA, or any successor thereto, quote prices for the buying and selling of the Component Commodity, or if such market is no longer the principal trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

Valuation Business Day	A day on which members of the LBMA are, or in the good faith judgment of the Calculation Agent would in the ordinary course be, quoting prices for the buying and selling of the Component Commodities.

Business Days	New York

Underwriter:	Lehman Brothers Inc.

Calculation Agent	Lehman Brothers Commodity Services Inc.

Denomination:	$10,000 and integral multiples of $10,000

Issue Type:	US MTN

Fees:		Price to Public (1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$2.10	$997.90
	Total	$10,000,000	$21,000	$9,979,000

(1)                   The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)                   Lehman Brothers Inc. will receive commissions equal to $2.10 per $1,000 principal amount, or 0.21%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The principal amount of your notes is not protected even if held to maturity, and you may lose a substantial part of your investment.  The Redemption Amount payable on the notes at maturity is equal to the principal amount of the notes multiplied by a percentage equal to 102.5% minus a Discount Factor that depends on the Final Gold Price and Final Silver Price determined on the Valuation Date relative to the Gold Upper Boundary and Gold Lower Boundary, or Silver Upper Boundary and Silver Boundary, respectively.  The Discount Factor will be greater than 0% if the Final Gold Price on the Valuation Date is greater than the Gold Upper Boundary or less than the Gold Lower Boundary (that is, if the Final Gold Price appreciates by more than approximately 10.7% or depreciates by more than approximately 24.2% relative to the Gold Strike on the Trade Date) or if the Final Silver Price on the Valuation Date is greater than the Silver Upper Boundary or less than the Silver Lower Boundary (that is, the Final Silver Price appreciates by more than approximately 28.4% or depreciates by more than approximately 18.7% relative to the Silver Strike determined on the Trade Date).

The Discount Factor will equal the greatest of (x) 0%, (y) the Gold Discount Factor (that is, the percentage by which the Final Gold Price exceeds the Gold Upper Boundary or is less than the Gold Lower Boundary), up to a maximum of 17.5%, and (z) the Silver Discount Factor (that is, the percentage by which the Final Silver Price exceeds the Silver Upper Boundary or is less than the Silver Lower Boundary), up to a maximum of 17.5%.  In no circumstances will the Discount Factor exceed 17.5%.  Accordingly, if the Discount Factor is greater than 2.50%, the Redemption Amount per note will be less than, and may be substantially less than, 100% of the principal amount invested, and you may lose up to $1,500 per $10,000 note.

The price of gold is primarily affected by the global demand for and supply of gold, is subject to volatile price movements over short periods of time and is affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewellery demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

The price of silver is primarily affected by global demand for and supply of silver. The major end uses for silver include industrial applications, photography and jewellery and silverware.  Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors.

The demand for and supply of gold and silver affect gold and silver prices, respectively, but not necessarily in the same manner as supply and demand affect the prices of other commodities. In addition, given the many similar factors that affect both gold and silver prices, as discussed above, there is a degree of price correlation between the two Component Commodities. Accordingly, the existence of certain circumstances affecting gold and silver prices may affect the price of both Component Commodities in  similar ways but in differing degrees, which could increase the likelihood of either the Final Gold Price being above the Gold Upper Boundary or below the Gold Lower Boundary, or the Final Silver Price being above the Silver Upper Boundary or below the Silver Lower Boundary, even if the other is not.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of gold and silver will affect the market value of the notes. It is expected that the market value of the notes will depend on where the price of gold is trading relative to the Gold Upper Boundary and the Gold Lower Boundary and where the price of silver is trading relative to the Silver Upper Boundary and the Silver Lower Boundary.  If you choose to sell your notes when the price of gold and/or silver is trading at a level above or below its respective upper or lower boundaries, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Changes in the volatility of gold and silver and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of gold or silver increases or decreases, the market value of the notes may be adversely affected. The volatility of gold and silver and their prices are affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold, silver, other precious metals or in financial instruments linked to gold, silver or other precious metals.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of gold and silver and, therefore, the value of your notes.

Active trading in gold, silver or other precious metals may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc. actively trade gold, silver and other precious metals, futures contracts on gold, silver and other precious metals on a spot and forward basis and other contracts and products in or related to gold, silver and other precious metals and other derivative products (including futures contracts, options on futures contracts and options and swaps on gold, silver and other precious metals).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to gold and/or silver or futures contracts on gold and/or silver and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the price of gold and/or silver, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The return on your notes may not reflect all developments in gold and silver prices prior to the Valuation Date.

The Discount Factor that in part determines the Redemption Amount payable on the notes at maturity is calculated based on the Final Gold Price and/or Final Silver Price on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes.  As a result, the prices of gold and silver at other times during the term of the notes or at the Maturity Date could be higher or lower than the Final Gold Price or the Final Silver Price, as the case may be, on the Valuation Date.  This difference could be particularly large if there is significant volatility in the prices of gold and silver during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell gold or silver, or futures contracts or other derivative contracts on gold and silver, for the benefit of holders of the notes. An investment in the notes does not constitute either an investment in gold or silver or in a collective investment vehicle that trades in gold or silver.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to gold and silver.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of gold and/or silver. These views are sometimes communicated to clients who participate in the markets for gold, silver and other precious metal. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for gold, silver and other precious metals may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate gold, silver and other precious metals markets, and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold or silver price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold and silver. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of gold and silver constitutes a recommendation as to the merits of an investment in your notes.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold and silver are traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association, or LBMA, quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold or silver, and consequently the Final Gold Price, Final Silver Price, as well as the Discount Factor (and consequent Redemption Amount) or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences—Financial Contracts” in the Series I MTN prospectus supplement.  However, no statutory, judicial or administrative authority directly addresses the treatment of the notes and the characterization of the notes as financial contracts is uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

Information on the Component Commodities and the LBMA

The Redemption Amount payable on the notes depends in part on the Discount Factor, which is determined by reference to the Final Gold Price and Final Silver Price relative to the Gold Upper Boundary and Gold Lower Boundary, or Silver Upper Boundary and Silver Boundary, respectively.  The Final Gold Price and Final Silver Price will be the official afternoon fixing price for gold and official daily fixing price for silver determined by the London Bullion Market Association, or LBMA.  Lehman Brothers Holdings Inc. has derived all information regarding the LBMA from publicly available sources.  Information concerning the LBMA, gold and silver trading on the LBMA reflects the policies of, and is subject to change without notice by, the LBMA.   Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Gold Price and Silver Price are displayed on Bloomberg under the following symbols:

Bloomberg Symbol
Gold Price	GOLDLNPM
Silver Price	SLVRLN

The, LBMA is the principal global clearing center for over-the-counter gold and silver bullion transactions, including transactions in spot, forward and options contracts, together with exchange-traded futures and options and other derivatives. The principal representative body of the London gold and silver bullion market is the LBMA. The LBMA, which was formally incorporated in 1987, is a self-regulatory association currently comprised of 60 members, of which 9 are market-making members, plus a number of associate members around the world.

For gold, twice daily during London trading hours, at 10:30 a.m. and 3:00 p.m., there is an official “fixing” which provides reference gold prices, quoted in U.S. dollars per fine troy ounce, for that day’s trading. For silver, once daily during London trading hours, at 12:00 p.m., there is an official “fixing” which provides reference silver prices, quoted in U.S. cents per troy ounce, for that day’s trading.  Formal participation in the London gold fixing is traditionally limited to five market-making members of the LBMA and in the London silver fixing is traditionally limited to three market-making members of the LBMA.

Clients place orders with the dealing rooms of fixing members, who net all orders before communicating their interest to their representatives at the fixing. Orders may be changed at any time during these proceedings. Prices are adjusted to reflect whether there are more buyers or sellers at a given price until supply and demand are balanced, at which time the price is declared fixed. All fixing orders are then fulfilled at this price, which is communicated to the market through various media. There are no price limits applicable to LBMA contracts and, consequently, prices could decline without limitation over a period of time.

Historical Component Commodity Prices

The following graphs show the daily Gold Price, expressed as the U.S. dollar price per fine troy ounce of gold, and the daily Silver Price, expressed as the U.S. cents price per troy ounce of silver, from August 16, 2002 through August 17, 2007, using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the prices of each of Gold and Silver, or what the value of the notes may be.  Fluctuations in the prices of each of gold and silver make it difficult to predict whether the Final Gold Price will be greater than the Gold Upper Boundary or less than the Gold Lower Boundary, or whether the Final Silver Price will be greater than the Silver Upper Boundary or less than the Silver Lower Boundary and, consequently, whether the Discount Factor will result in the Redemption Amount payable at maturity being greater than or less than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of gold and/or silver experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Redemption Amount payable on the notes at maturity is equal to the principal amount of the notes multiplied by a percentage equal to 102.5% minus a Discount Factor that depends on the Final Gold Price and Final Silver Price determined on the Valuation Date relative to the Gold Upper Boundary and Gold Lower Boundary, or Silver Upper Boundary and Silver Boundary, respectively. If the Final Gold Price on the Valuation Date is greater than the Gold Upper Boundary or less than the Gold Lower Boundary (that is, if the Final Gold Price appreciates by more than approximately 10.7% or depreciates by more than approximately 24.2% relative to the Gold Strike of $959.50 on the Trade Date) or if the Final Silver Price on the Valuation Date is greater than the Silver Upper Boundary or less than the Silver Lower Boundary (that is, the Final Silver Price appreciates by more than approximately 28.4% or depreciates by more than approximately 18.7% relative to the Silver Strike of 1168 U.S. cents on the Trade Date), a Discount Factor will be subtracted from the 102.5% otherwise used to calculate the Redemption Amount payable at maturity.  If, however, the Final Gold Price is less than or equal to the Gold Upper Boundary or greater than or equal to the Gold Lower Boundary and the Final Silver Price is less than or equal to the Silver Upper Boundary or greater than or equal to the Silver Lower Boundary, the Discount Factor will be 0%, and the Redemption Amount will equal 102.5% of the principal amount.

The Discount Factor will equal the greatest of (x) 0%, (y) the Gold Discount Factor (that is, the percentage by which the Final Gold Price exceeds the Gold Upper Boundary or is less than the Gold Lower Boundary), up to a maximum of 17.5%, and (z) the Silver Discount Factor (that is, the percentage by which the Final Silver Price exceeds the Silver Upper Boundary or is less than the Silver Lower Boundary), up to a maximum of 17.5%.  In no circumstances will the Discount Factor exceed 17.5%.  The principal amount of your notes is not protected even if held to maturity, and you may lose a substantial part of your investment.  If the Discount Factor is greater than 2.50%, the Redemption Amount per note will be less than, and may be substantially less than, 100% of the principal amount invested.  You may lose up to $1,500 per $10,000 note.

The table and examples below illustrates hypothetical scenarios for Redemption Amounts payable on a $10,000 note, based on calculations for the Discount Factor, including the Gold Discount Factor and Silver Discount Factor (if any), using hypothetical values for the Final Gold Price and Final Silver Price (which will be determined on the Valuation Date) and the values determined on the Trade Date for the Gold Upper Boundary ($730), Gold Lower Boundary ($500), Silver Upper Boundary (1500 U.S. cents) and Silver Lower Boundary (950 U.S. cents).  The following results are based solely on the hypothetical examples cited; the Final Gold Price and Final Silver Price values have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of gold or silver.  Numbers in the table below have been rounded for ease of analysis.

Final Gold Price (in U.S. dollars)	Final Silver Price (in U.S. cents)	Final Gold Price greater than Gold Upper Boundary ($730) or lower than Gold Lower Boundary ($500)?	Final Silver Price greater than Silver Upper Boundary (1500¢) or lower than Silver Lower Boundary (950¢)?	Gold Discount Factor *	Silver Discount Factor *	Discount Factor †	Redemption Amount ‡
$390.00	830¢	Yes	Yes	17.50%	12.63%	17.50%	$8,500
$480.00	1580¢	Yes	Yes	4.00%	5.33%	5.33%	$9,717
$420.00	1340¢	Yes	No	16.00%	N/A	16.00%	$8,650
$740.00	1130¢	Yes	No	1.37%	N/A	1.37%	$10,113
$680.00	880¢	No	Yes	N/A	7.37%	7.37%	$9,513
$540.00	1720¢	No	Yes	N/A	14.67%	14.67%	$8,783
$660.00	1250¢	No	No	N/A	N/A	$0	$10,250
$710.00	1460¢	No	No	N/A	N/A	$0	$10,250
$780.00	730¢	Yes	Yes	6.85%	17.50%	17.50%	$8,500
$860.00	1640¢	Yes	Yes	17.50%	9.33%	17.50%	$8,500

*                    The Gold Discount Factor and Silver Discount Factor are equal to, respectively, the lesser of (i) 17.5% and (ii) the percentage by which the Final Gold Price exceeds the Gold Upper Boundary or is less than the Gold Lower Boundary, or by which the Final Silver Price exceeds the Silver Upper Boundary or is less than the Silver Lower Boundary.

†                     The Discount Factor is equal to the greatest of (a) 0.00%; (b) the Gold Discount Factor (if any); and (c) the Silver Discount Factor (if any).

‡                     The Redemption Amount per $10,000 note equals $10,000 * (102.50% – Discount Factor).